One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com

MARK PERLOW mark.perlow@dechert.com +1 415 262 4530 Direct +1 415 262 4555 Fax

January 26, 2018

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Dominic Minore, Esq.

Re:	FPA New Income, Inc. (the “Registrant” or the “Fund”)
1933 Act File No. 2-30393
1940 Act File No. 811-1735

Dear Mr. Minore:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 69 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 50 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on December 22, 2014.  PEA No. 69 was filed: (i) to provide the staff with the opportunity to review the Registrant’s disclosure related to changes to its investment objective and fundamental investment restrictions that were approved by shareholders on February 28, 2017; and (ii) to make certain other updates. The SEC staff’s comments were provided by you to Kevin Cahill and Jonathan Massey of Dechert LLP in a telephonic discussion on January 16, 2018.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 69, unless otherwise noted.  A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

Fee Table

1.                                      Comment:             Please file the expense limit referenced in the fee table and related footnotes via EDGAR as an exhibit to the registration statement in the 485(b) filing.

Response:                The Registrant has filed the requested exhibit via EDGAR.

2.                                      Comment:             Please either: (1) supplementally confirm that the expense limitation agreement has no recoupment provision; or (2) revise the disclosure in the relevant footnote to include the terms of any recoupment provision.

Response:                The Registrant confirms that the expense limitation agreement contains no recoupment provision.

3.                                      Comment:             Supplementally confirm whether the example presented below the fee table will reflect expense reimbursements; and if so, please revise the relevant disclosure to indicate that the example only does so for the one-year period.

Response:                The Registrant confirms that only year one of the example presented below the fee table gives effect to expense reimbursements, and has revised the relevant disclosure to expressly indicate this.

Principal Investment Strategies

4.                                      Comment:             With respect to the following disclosure, “[t]he portfolio managers will, under normal circumstances, invest in the following instruments, among others” (emphasis added), please confirm that all principal investment strategies are identified and discussed in this section.

Response:                The Registrant confirms that all principal investment strategies are identified and discussed in the principal-investment-strategies section of the Fund’s prospectus.

5.                                      Comment:             The staff notes that from the Registrant’s recent N-CSR filing, it appears that 80% or more of the portfolio is invested in instruments related to mortgage-backed-securities (MBS). Consider revising this section to highlight the Registrant’s significant investment in MBS-related securities.

Response:                The Fund has revised the principal investment strategies section of its prospectus to highlight that it may invest a significant portion of its portfolio in MBS-related securities. We also note that in the Registrant’s recent N-CSR filing, for the fiscal year ended September 30, 2017, approximately 77.2% of the portfolio was invested in various asset-backed securities, of which MBS was 24.2% and securities backed by other types of assets (auto, equipment, credit card, etc.) was 53.0%.

6.                                      Comment: The staff notes that a footnote in the Registrant’s recent N-CSR filing indicates that 51.74% of the Registrant’s portfolio consists of restricted securities as of September 30, 2017. Please supplementally discuss the process the Registrant uses to determine whether such securities are liquid and how the Registrant determines that its investment portfolio complies with the Fund’s 15% illiquidity restriction.

Response:                The Registrant determines the liquidity of its portfolio holdings pursuant to policies and procedures approved by the Registrant’s Board of Directors.  These procedures address the liquidity of, among other instruments, Section 4(2) commercial paper and Rule 144A securities, which comprise the bulk of the securities that are listed as “restricted securities” in the Fund’s annual report.  Of the 51.74% of the Fund’s holdings that are listed as restricted securities in the annual report, all but 4.9% were determined to be liquid pursuant to the Registrant’s Board-approved liquidity procedures.  As of September 30, 2017, 5.1% of the Registrant’s portfolio was deemed to be illiquid by the Registrant.

7.                                      Comment:             With respect to the following disclosure, “[t]he Fund may invest: up to 25% of its total assets, calculated at market value at the time of purchase, in debt securities that are rated below A- or its equivalent by an NRSRO or that are unrated,” please add disclosure to specify the credit-rating floor, if any, for debt securities in this 25% bucket.

Response:                The Registrant has added related disclosure indicating that such investments may include securities that are in default.

8.                                      Comment:             The staff of the Division of Investment Management takes the position that below investment grade non-agency MBS should be deemed to be illiquid. Please acknowledge the staff’s position and supplementally indicate the extent to which (on a percentage basis) the Fund invests in below investment grade non-agency MBS.

Response:                The Registrant acknowledges the staff’s position. As of September 30, 2017 1.60% of the Fund’s portfolio was invested in non-agency MBS that were below investment grade or non-rated.  As discussed in response to comment 6 above, the Registrant determines the liquidity of its portfolio holdings pursuant to policies and procedures approved by the Registrant’s Board of Directors.

Principal Risks

9.                                      Comment:             Please add additional disclosure to the Stripped Securities Risk that further highlights the degree of investment risk associated with such instruments.

Response:                The Registrant has added additional risk disclosure regarding stripped securities that further highlights the degree of investment risk associated with such instruments.

SAI:

10.                               Comment:             Please consider removing the following disclosure, “[i]n addition, as a non-fundamental policy that could be changed without the approval of a majority of the outstanding Fund shares, the Fund will include domestic banks in determining compliance with the 25% limit on investments in the same industry.”

Response: The Registrant has removed this disclosure.

Signature Page:

11.                               Comment:             Section 6(a) of the Securities Act of 1933 requires that both the (1) principal financial officer and (2) the comptroller or principal accounting officer sign the signature page of the registration statement.  Please confirm that the Registrant’s principal accounting officer will sign the Registrant’s registration statement.

Response: The Registrant confirms that the Fund’s principal financial officer also serves as the Fund’s principal accounting officer and has revised the signature page to so indicate.

*      *      *

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

Sincerely,

Mark Perlow

MDP